UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 5, 2023

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Co-Chief Executive Officer

Dr. Megat Radzman Bin Megat Khairuddin

On May 5, 2023, the board of directors (the “Board”) of Integrated Media Technology Limited (“IMTE” or the “Company”) appointed Dr. Megat Radzman Bin Megat Khairuddin (“Dr. Megat”) as Co-Chief Executive Officer of the Company, effective immediately. Dr. Megat’s role will be to oversee the operations of the Company across all business segments. The current CEO, Mr. Xiaodong Zhang will mainly focus on corporate affairs of the Company.

Dr. Megat is currently the Chief Executive Officer of World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”), a subsidiary of the Company since January 2022. Prior to joining WISE, he was involved in several technology companies working in data communication, crypto/digital currency projects and in supply chain management for motorcycle spare parts and services value chain.

One of Dr. Megat’s significant achievements is designing the new methodology of laying fiber optic cable called ‘Fast Built Methodology’ which is faster by 60%, cost saving up to 25%, far better in quality and easy access compared to the conventional methodology. This method has been used widely in the Southeast Asia market. He also acted as and been responsible as Consultant & Business Partner for Siemens & Ericsson and have been awarded as “Worldwide Best man” of the year for 1996 & 1997 by Integral Inc. of USA. He also acted and was responsible as Business Consultant for Hungary Telecommunication Association.

Dr. Megat was the Designer & Technical Consultant for RISTI (R&D division of PT Telekom, Indonesia based in Bandung). He was instrumental in developing the business of CSL Group of Companies as the largest hand phones manufacturer & distributor in Malaysia with 75% market share. Dr. Megat also spearheaded SAMATA Industries Sdn Bhd as the largest motorcycle spare parts manufacturer, importer & distributor in Malaysia.

Dr. Megat received his Doctor of Philosophy in International Marketing from InterAmerican University, USA and his Bachelor of Science degree in Electronics Engineering (Data Communication) from University of British Columbia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 8, 2023

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

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